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                              June 29, 2023

       Desmond Wheatley
       President and Chief Executive Officer
       Beam Global
       5660 Eastgate Dr.
       San Diego, California 92121

                                                        Re: Beam Global
                                                            Registration
Statement on Form S-3
                                                            Filed June 2, 2023
                                                            File No. 333-272396

       Dear Desmond Wheatley:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circum-
       stances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3, filed June 2, 2023

       General

   1. We note disclosure in your Form 10-Q filed on May 15, 2023, that "In March 2023, the
                                                        Company secured a $ 100
million credit facility with OCI Group to support our working capital requirements."
Please revise your registration statement to disclose the material provisions of this
credit facility and file the agreement as an exhibit pursuant to Item
                                                        601(b)(10) of
Regulation S-K. Include, without limitation, disclosure of any restrictive covenants, how the
credit facility has been utilized during the respective reporting periods
                                                        (if applicable), and
where those amounts are reported in your financial statements. In addition, please
confirm that you will revise future filings, including your Form 10-Q for the quarter ended June
30, 2023, to include this disclosure and exhibit. Finally, please tell us how you concluded
that you were not required to disclose the credit facility in a filing on Form 8-K.
 Desmond Wheatley
Beam Global
June 29, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



                                                           Sincerely,
FirstName LastNameDesmond Wheatley
                                                           Division of
Corporation Finance
Comapany NameBeam Global
                                                           Office of
Manufacturing
June 29, 2023 Page 2
cc:       Jeff Pietsch
FirstName LastName